                                                               Exhibit (a)(1)(I)

                                                        MONACO COACH CORPORATION
                                                          Moderator: Kay Toolson
                                                           06-26-01/2:30 p.m. CT
                                                           Confirmation # 623536
                                                                          Page 1

LEGEND APPEARING ON WEBSITE:

     The discussion contained in this conference call is neither an offer to purchase nor a solicitation of an offer to sell shares of SMC Corporation.

     On July 5, 2001, Monaco Coach Corporation filed a Tender Offer Statement and SMC Corporation filed a Solicitation/Recommendation Statement with respect to an offer by Salmon Acquisition, Inc., a wholly owned subsidiary of Monaco Coach Corporation, to purchase all of the outstanding common stock of SMC Corporation. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement contain important information, and investors and security holders are strongly advised to read both such statements carefully before any decision is made with respect to the offer. The offer to purchase, the related letter of transmittal and certain other documents, as well as the Solicitation/Recommendation Statement, are available to all shareholders of SMC Corporation, at no expense to them. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement are also available at no charge at the SEC's website at www.sec.gov.


                            MONACO COACH CORPORATION

                             MODERATOR: KAY TOOLSON
                                  JUNE 26, 2001
                                  2:30 P.M. CT



Operator:       Welcome to the Monaco Coach Corporation Conference Call. Today's
                call is being recorded. Before I turn over the call, I would like to make the safe harbor announcement. Statements in this conference call concerning completion of the tender offer and merger, Monaco's Coach Corporation intend to maintain the existing SMC grants and intend to maintain or consolidate various SMC operations, long-term shareholder value and the opportunity to ((inaudible)) and the dealer ((inaudible)) can maximize return on facility's investments are forward-looking statements based on current information and expectations, and involve a number of risks and uncertainties.

                Actual results and events may differ materially from those projected in such statements, due to the various factors. For more information concerning these and other possible risks, please refer to the Company's Form 10K, Forms 10Q, and other filings with the SEC. These filings can, like otherwise, be accessed on the SEC's Web site at www.sec.go. I will now turn the call over to Mr. Kay Toolson, Chairman and CEO. Please go ahead, sir.

Kay Toolson:    Thank you, Veronica. And thank you all for joining us on this call today for this exciting news for our company and the expansion of our business with the SMC acquisition.

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                                                        MONACO COACH CORPORATION
                                                          Moderator: Kay Toolson
                                                           06-26-01/2:30 p.m. CT
                                                           Confirmation # 623536
                                                                          Page 2


                Joining me today on this call is John Nepute, President of our company; Marty Daley, our Chief Financial Officer; and Mike Duncan, our Investor Relations Manager. Presenting today, John will walk through pretty much the acquisition and what it means to our company. Marty Daley will give a short financial expectation of the acquisition. Then we'll do a wrap-up and have a chance for questions and answers.

                And with that I'll turn it over to John Nepute.

John Nepute:    Thank you, Kay. I'm pleased to report our agreement with SMC
                Corp to acquire all of the outstanding shares of SMC through a cash tender offer at a price of 3.70 per share. The boards of both companies have approved the transactions. And the two principal stockholders to SMC, Matt Perlot and Curt Lawler, who have 70% of the outstanding shares, have agreed to tender their shares.

                It's our expectation that this tender process will take 30 days to complete, after which Monaco will elect our own Board members to SMC Corp. And the transaction will be complete at that time.

                Anticipated total transaction value, exclusive of expenses, is approximately 36 million, which includes the refinancing of 15 million of indebtedness currently being borrowed through SMC's existing credit facility.

                SMC Corp. had revenues of 190 million in 2000 and 45 million in the first quarter of 2001. SMC's retail share of the Class A Motor Home market through April of 2001 was 3.9%, which when combined with Monaco's 16.7% market share for the same period, gives the combined company retail Class A market share of 20.6%, vaulting Monaco into the number-one position in the Class A market.

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                                                        MONACO COACH CORPORATION
                                                          Moderator: Kay Toolson
                                                           06-26-01/2:30 p.m. CT
                                                           Confirmation # 623536
                                                                          Page 3

                For those of you on the call unfamiliar with the SMC's product line, they offer a range of diesel products under the Safari and Beaver brand names, which means that this transaction reinforces our commitment to the diesel market and further strengthens our already dominant market position in this increasingly important sector of the Class A market.

                A few years ago, diesels accounted for only 30% of the overall Class A market. But more recently, that has grown to where, through the first quarter of 2001, diesels now account for 45% of the Class A market. And Monaco, after the merger is complete, will have 36% share of that growing market.

                From a marketing and product standpoint, it will be our intention to solidify SMC's position in the diesel market, with the intention of then introducing new models at additional price points, including the possibility of additional gas-powered models, under each brand name, giving Safari and Beaver owners the same opportunities that our Monaco and Holiday Rambler owners have to get into a unit at a lower price and then trade up through the family of products, using our stepping stone marketing approach.

                Operationally, we expect to gain efficiencies from the combination. It's our intention to take SMC's existing Safari Motor Coach production, which is currently being done in their Harrisburg plant, and move it into our newer production facility in Coburg. This will give us two production lines in that plant and will enable us to achieve better efficiencies on both lines.

                SMC's Beaver line located in Bend will remain there, taking advantage of the seasoned and highly-skilled workforce already in place at that plant. From a production standpoint, we're very excited about some of the opportunities the merger presents with regard to subcomponents and sub assembly. SMC currently has chassis, cabinet, electronic, and fiberglass divisions that give us the opportunity for efficiency across all Oregon operations, by utilizing those skill sets to provide component parts for all of our Oregon lines.

                                                        MONACO COACH CORPORATION
                                                          Moderator: Kay Toolson
                                                           06-26-01/2:30 p.m. CT
                                                           Confirmation # 623536
                                                                          Page 4

                We anticipate many of these opportunities will take months and longer to accomplish. Based on our experience with Monaco's successful acquisition of Holiday Rambler in 1996, it will be our intention to attack the product first, strengthening its position in the marketplace, while at the same time, working to increase the distribution of those brands.

                Additionally, we expect to find immediate purchasing and administrative synergies. Our aim is to bring SMC to a breakeven level in the third quarter, from an operational standpoint, and then work on restoring their margins going forward to a more normal level.

                And now to give you some guidance of what that might mean from a financial standpoint I'll turn this over to Marty Daley. Marty.

Marty Daley:    Thank you, John. As John mentioned, we are excited about the opportunities for Monaco and SMC as a combined entity. SMC is expected to generate net sales of between 30 to 35 million in the second quarter of 2001, and between 70 to 80 million in the second half of the year.

                As we implement our strategy of integration, we plan on bringing SMC fairly quickly to breakeven from an operating income standpoint. Our plan is to then improve on this into the fourth quarter, with expectations from this side of our business to contribute between 2 to 2-1/2% operating margin.

                Assuming the margin improve as expected into 2002, we plan on building on the sales levels these products will achieve in 2001, and returning the SMC operations to more normal levels of operating margins of between 7 and 8% by the end of the year.

                                                        MONACO COACH CORPORATION
                                                          Moderator: Kay Toolson
                                                           06-26-01/2:30 p.m. CT
                                                           Confirmation # 623536
                                                                          Page 5

                I'd also like to mention that we'll be financing the acquisition through our existing credit facilities, which have been increased to 75 million. And also, we are working on a deal with the bank to put our overall credit facility to 100 million.

                And with that, I'll turn it back over to Kay.

Kay Toolson:    Well, thank you, John. And thank you, Marty. We are very
                excited about this merger acquisition opportunity. Yesterday, John and I and Marty and others had a chance, with our operational people, to tour all of the SMC plants, as we made the announcements at each of their plants. The announcement was greeted with great relief and excitement by their management people and their employees at each of those facilities.

                We identified with our operations people. We just spent a great deal of due diligence, through this process, a variety of synergies that will help both our existing business, as John mentioned, as well as efficiencies we can give to current SMC products.

                We see this as a great opportunity to grow our business. We've had success at acquisitions, as you know, in the past, with the Holiday Rambler acquisition in 1996 at the time we acquired them. They lost 13 million the prior year. We were able obviously to turn them profitable very quickly. And we were able to gain a lot of great management people with our company.

                We feel that the SMC acquisition gives us many similar opportunities. They have some great management people in their middle management ranks and upper management ranks that we feel can help propel this part of our business forward.

                Another thing - a side note - John, Marty and I and all of our management team that's here in Indiana, starting Thursday we have our dealer meeting - our new showing of our 2002 products.

                                                        MONACO COACH CORPORATION
                                                          Moderator: Kay Toolson
                                                           06-26-01/2:30 p.m. CT
                                                           Confirmation # 623536
                                                                          Page 6

                We're very excited about this and excited about the showing. We've already begun selling some of our 2002 products to our ((inaudible)).

                All of our 2001 products, with exception, I think, of 5 or 6 units, have been sold wholesale to our dealer body. So we're in very strong shape from a product standpoint, much better than what we expected to be at this time. And we expect our business to continue, while challenged, challenging time to be - to start improving, as we're seeing that improvement now on a retail level. And with that, we'll open this up now for any questions and answers that you may have for us.

Operator:       Thank you. The question and answer session will be conducted electronically. If you'd like to ask a question, press the star key followed by the digit 1. And we'll proceed in the order that you signal us and take as many questions as time permits.

                Once again, that's star, 1, to ask a question. And we'll take our first question from Mark Johnson with AG Edwards.

Mark Johnson:   Thanks. Hi, guys. How are you doing?

Marty Daley:    Good.

Mark Johnson:   I've got a couple of questions here. How many Safari units will you actually be moving into the Coburg plant?

Kay Toolson:    We'll be moving all their production into the Coburg facility.

Mark Johnson:   Well, I know, but how many units annually is that expected to be?

                                                        MONACO COACH CORPORATION
                                                          Moderator: Kay Toolson
                                                           06-26-01/2:30 p.m. CT
                                                           Confirmation # 623536
                                                                          Page 7

Kay Toolson:    Currently, they're running I believe seven units a week. They're running ((inaudible)). They're running seven units of one brand and four units of another brand - eleven a week. They're running...

Mark Johnson:   So 500 units...

Kay Toolson:    ((inaudible)) current gas units and seven diesel units. So we'll be moving them to our Coburg plant.

Mark Johnson:   So roughly 500 units of annual production.

Kay Toolson:    Right.

Mark Johnson:   Something along those lines.

Kay Toolson:    At the current level.

Mark Johnson:   Okay. And how much excess capacity do you guys have out in
                Oregon right now?

Kay Toolson:    We'll still have significant excess capacity in Oregon. We have capacity to do in-plant - our new plant there to do 100 units a week. And with that move, we will be doing 50 - I think, 50 units a week. So we'll still have a great deal of capacity in that plant.

Mark Johnson:   Okay, so you still have 50 left.

Kay Toolson:    Right.

                                                        MONACO COACH CORPORATION
                                                          Moderator: Kay Toolson
                                                           06-26-01/2:30 p.m. CT
                                                           Confirmation # 623536
                                                                          Page 8

Mark Johnson:   Okay. Kay, what about the dealers? There's - what - 85 or so that are - that SMC had. Is there a lot of overlap there with your dealer base? And what do you plan to do with that dealer base?

Kay Toolson:    Currently, they have 70 dealers.

Mark Johnson:   Oh, okay.

Kay Toolson:    They lost some dealers that have been through a struggling time here. Of those 70 dealers, about 20 of them overlap with our dealers. The balance are net new distribution points for us.

                We expect that we can grow their dealer body quite a bit by focusing on their product line. They've got some great products. The Beaver brand is a very strong brand in the marketplace, one we're really proud to have.

                The Safari brand has been a niche product that they have done very well with. And we think by continuing down that path and expanding that product offering of both those brands, we can add a great deal of distribution by adding additional price points to their product lines.

Mark Johnson:   What do you think a great deal of distribution is? I mean, if they have 70 now, can you double that in three or four years?

Kay Toolson:    We would hope so. That's our plan.

Mark Johnson:   Could it be bigger than doubling?

Kay Toolson:    Could be - but let's stick with doubling for now.

                                                        MONACO COACH CORPORATION
                                                          Moderator: Kay Toolson
                                                           06-26-01/2:30 p.m. CT
                                                           Confirmation # 623536
                                                                          Page 9


Mark Johnson:   Okay. When I took a look at their 2000 income statement, with respect to gross margins, when the industry volume was healthier a couple of years ago, it didn't look like their gross profit margins were too dissimilar from anybody else. Are you - in your eyes, are their gross margins adequate? Or do you find things in there you could clean up and even make stronger?

Kay Toolson:    Well, John and Marty and I and all of our team have spent a lot of time really evaluating their product and evaluating their balance sheets, obviously, and their P&L. We're just now doing complete analysis of all of the products as we're going through this phase through the merger. So we'll certainly have a better feel at that time.

                We know their margins are very good on the Beaver product. And we're comfortable. There 02's are coming offline there. And we're comfortable with their bill and feel very good about their margins there.

                The Safari brand - they're just in the middle model change yet. So there's a variety of issues there that we are going to be dealing with that - as John said, moving them to our plant in Coburg. We'll be integrating that fully with our build material, with our - a lot of our people and helping with that. And we feel very good. We're going to be able to get their margins to - in line with where ours are.

Mark Johnson:   Okay, and on their G&A expenses, it looks like they've been running a 17, 18 million a year, which as a percent of sales seems to be a little bit higher than everybody else. How much - and maybe you can't answer this. So - but out of that 18 million, how much of that G&A expense line do you expect to be around a year from now? I mean, how much excess is there that really isn't needed once SMC gets to be a part of our company?

                                                        MONACO COACH CORPORATION
                                                          Moderator: Kay Toolson
                                                           06-26-01/2:30 p.m. CT
                                                           Confirmation # 623536
                                                                         Page 10

Marty Daley:    Well, I think the way to answer that, Mark, is when we acquired
                Holiday, they were running SG&A of about 13%. And I think...

Mark Johnson:   These guys are about 10.

Marty Daley:    Yeah, I think we chopped Holiday - some of these things take a little bit of time to actually weave our way into the way we'd normally market a product and some of the different programs that we run. And I'm sure that will be the case with this. But I think we're confident that we can eventually get SG&A into the 6, 7% range that we're more accustomed to. So...

Mark Johnson:   Okay. Okay, and how about the other expense category in their income statement that was - something from that is - can be easily chopped out as well.

Marty Daley:    I - we don't have anticipation that that's going to
                continue, ((inaudible)).

Mark Johnson:   Okay, so that could come out as well. Okay and one last thing and I'll let somebody else go. Kay, when you said your 2001 - now that your products are all gone, which is kind of - you said better than expected, did you have to do a lot of discounting in June to get those out the door?

Kay Toolson:    Well, we did do some discounting, Mark. And we did just pretty much what we had anticipated doing. It wasn't greater than we felt it was going to have to do. It was pretty much in line with what we did in the first quarter.

                And we are starting to move some 02's. And there is no discounting on the 02's. And we are hoping that's going to continue to be the case and we expect that to be the case. So we're just really pleased with our dealer meeting to be going into it without the yard of inventory we had and the number of unsold 01's that's going to allow us really to focus on the 02's.

                                                        MONACO COACH CORPORATION
                                                          Moderator: Kay Toolson
                                                           06-26-01/2:30 p.m. CT
                                                           Confirmation # 623536
                                                                         Page 11

                I think our people have done an incredible job of - with product development, both - in the 12% in the motorized - that our products are really dialed in. And we're feeling better than I think we've ever felt about it.

Mark Johnson:   Okay, so it's clearly a lot better than it was last year at this time.

Kay Toolson:    Clearly a lot better than it was last year at this time, yeah.

Mark Johnson:   Okay. Thank you very much.

Kay Toolson:    Thank you.

Marty Daley:    Thanks, Mark.

Operator:       Moving on to Barry Vogel with Barry Vogel & Associates.

Barry Vogel:    Congratulations, gentlemen.

Kay Toolson:    Thanks, Barry.

Marty Daley:    Thank you, Barry.

Barry Vogel:    I have a couple of questions. On the savings, I know that you talked about different types of savings in acquisitions. And, of course, you've done a great job in realizing that at the Holiday
                Rambler acquisition. Can you give us an idea - when two companies fit together, what kind of gross margin savings you can gain, which of course would include better utilization of your Coburg facilities and, of course, vendor savings. That's the first question.

                                                        MONACO COACH CORPORATION
                                                          Moderator: Kay Toolson
                                                           06-26-01/2:30 p.m. CT
                                                           Confirmation # 623536
                                                                         Page 12

Marty Daley:    In terms of gross margins, I think our initial goal is just to get SMC's gross margins sort of back in line with the rest of the industry. And as you know, our gross margins have been impacted as we've talked about in past calls, in terms of the discounting we've had to have done.

                So we're working on two ends of that. One - SMC's got some issues in terms of material usage and labor and those kinds of things that we think bringing some of their production into our plants will help them with. And obviously, as Kay just talked about, a strengthening RV market will help the Monaco side in terms of the new '02 products holding the line on discounting on
                - not discounting on those products.

Barry Vogel:    But if we had to pick a number to make it easy...

Marty Daley:    I wouldn't want to pick a number right at the moment.

Barry Vogel:    Okay. I have a question off of Marty. Are you - is there going to be good will associated with this acquisition?

Marty Daley:    Yes, there will be.

Barry Vogel:    Can you tell us how much it will be approximately?

Marty Daley:    Our initial due diligence that we've done so far puts us
                somewhere between 16 and 18 million of good will.

Barry Vogel:    And what kind of write-down period are you going to use?

                                                        MONACO COACH CORPORATION
                                                          Moderator: Kay Toolson
                                                           06-26-01/2:30 p.m. CT
                                                           Confirmation # 623536
                                                                         Page 13

Marty Daley:    According to the new FASB that's come out, our guidance on that is that we would not be actually amortizing that due to the good will.

Barry Vogel:    Excuse me. Can you repeat that?

Marty Daley:    Based on the new guidance from FASB, we're not going to be actually amortizing the good will out on that.

Barry Vogel:    So there won't be any...

Marty Daley:    There's going to be deals consummated after the end of June.
                Then there will be no amortization of that. And then effective the first of 2002, we evaluate all good will the Company would have. And at that point, probably we'll not be amortizing any good will.

Barry Vogel:    Are you going to have a tax ((inaudible)) carry forward that you're going to be able to use?

Marty Daley:    Yes, we will.

Barry Vogel:    Can you give me - give me some idea of - roughly of what it might be?

Marty Daley:    It seems like that's going to be around 4 to $5 million.

Barry Vogel:    Okay, now I have a question on the properties that these guys have. Do they - if you look at the three different locations, first starting with Harrisburg, do they own this property outright? Or is it leased?

Kay Toolson:    They own the Harrisburg property. They own the Hines property.
                The only ((inaudible)) that they're leasing right now is the Bend facilities.

                                                        MONACO COACH CORPORATION
                                                          Moderator: Kay Toolson
                                                           06-26-01/2:30 p.m. CT
                                                           Confirmation # 623536
                                                                         Page 14


Barry Vogel:    Okay, now, if in fact the Hines property is - manufacturing plant is shut down...

Kay Toolson:    Well, they actually have a fairly large what they call composite technology fiberglass operation there that we plan to continue and, in fact, expand upon.

Barry Vogel:    All right. But there is a plant there that's no longer
                manufacturing motor homes. Is that correct?

Kay Toolson:    Yes, that's part of the - basically the fiberglass building or the fiberglass operations are part of the manufacturing building. So I think our intent would be to expand our fiberglass into that.

Barry Vogel:    So you won't sell any property out of Hines.

Kay Toolson:    I am not anticipating doing that, no.

Barry Vogel:    Okay, no sale of property there. And then how about Harrisburg?
                They own that. And you're going to take the manufacturing and move it to Coburg. If they own that plant, can you sell that?

John Nepute:    More than likely we're going to find another use for that, as well. It's a nice facility. We have not completed the analysis of that. But we're thinking we may consolidate some of our service ((inaudible)) into that plant.

Barry Vogel:    Okay. And now I have a question for Kay. Now that you've made another acquisition, it's sort of the first shot in terms of consolidation in the industry. And I congratulate you with being the first.

                                                        MONACO COACH CORPORATION
                                                          Moderator: Kay Toolson
                                                           06-26-01/2:30 p.m. CT
                                                           Confirmation # 623536
                                                                         Page 15

                Looking out ahead, does this generally preclude you over, let's say, the next 12 months, as you digest it, from making additional acquisitions like an SMC? In other words, smaller companies - I'm not talking about larger companies. I'm talking about smaller companies.

Kay Toolson:    We've looked, as you know, Barry, as you've been on most of our conference calls and we've talked several times - we've looked at a variety of acquisitions in our industry. Some of them we've talked to. I think everybody's talked to everybody else. I think that's pretty much a given at this time.

                Some companies have been in far worse shape than have made sense for us to take a look at. This one was just - happened to be an excellent bid. And we felt very good about it. And it's going to be easy for us to assimilate because of its locations.

                It does not preclude us from doing other deals. However, there is nothing imminent right now. That's not meaning that that won't change. We feel that we have a very strong management team that's going to be very capable of assimilating this into our business in a very quick manner.

Barry Vogel:    Okay, and I've got two other small questions. You mentioned gas.
                If you look at the units that have sold retail by - I'm sorry -
                SMC, I was under the impression it might be mostly all diesel.
                I'm not sure.

Kay Toolson:    It was mostly diesel. Last year they sold 152 gas units.

Barry Vogel:    And the balance was diesel.

Kay Toolson:    Yeah.

Barry Vogel:    ((inaudible)) there?

                                                        MONACO COACH CORPORATION
                                                          Moderator: Kay Toolson
                                                           06-26-01/2:30 p.m. CT
                                                           Confirmation # 623536
                                                                         Page 16

Kay Toolson:    Yes.

Barry Vogel:    Okay, and one last question - what is the interest rate we're looking at for the new credit facility?

Marty Daley:    We're going to be on a floating libor-plus type arrangement on that. And of course, we have yet to come to terms with the bank on that. But it's going to be favorable.

Barry Vogel:    So it'll be - do you think 7% would be maximum?

Marty Daley:    Yeah, I think we'll be able to lock in around there.

Barry Vogel:    Okay, thank you very much and congratulations.

Marty Daley:    Thank you.

Operator:       Moving on to Jeff Kurowski with RV Business.

Jeff Kurowski:  Gentlemen, how's it going?

Kay Toolson:    Good.

Jeff Kurowski:  I wanted to ask - is the magnum chassis assembly operation in
                Harrisburg the asset that you wanted the most?

Kay Toolson:    Well, certainly it's one of several things that are good about
                SMC. And we plan on continuing the magnum chassis.

                                                        MONACO COACH CORPORATION
                                                          Moderator: Kay Toolson
                                                           06-26-01/2:30 p.m. CT
                                                           Confirmation # 623536
                                                                         Page 17


John Nepute:    I don't think that was the driving force in what we wanted most. Obviously, it's our Roadmaster chassis - we're very comfortable with it. We do plan on continuing to use that chassis with the torch elastic suspension on the Safari product.

                The Beaver product is currently built on an air bag type chassis, as magnum fits very easily with our Roadmaster chassis. How we integrate that whole process hasn't been determined yet. But there were a variety of things. Obviously there's a lot of brand equity in the Beaver name. It's a great brand name. It's got a great following. It's got - it's been a very prestigious name in the industry for a long time. And we feel very good about adding that to our product offering.

                The Safari, as you know, as I said earlier, has been a really exciting niche product. I think over the last couple years, have gotten it - SMC's gotten it out of the niche where it needs to be in. And Matt has refocused actually himself on the niche it needs to be in. We're going to be working with Matt over the next 30 days on - as he's winding down and we're starting to wind into it - facilitating that. And so really what we got, as much as anything, was the brand equity I think in the Beaver and the Safari brand, more than chassis. So...

Jeff Kurowski:  So obviously, the chassis operation in Oregon will not become another Roadmaster plant. You'll continue to follow the design and use the technology of the magnum chassis.

John Nepute:    Yeah, I think we'll combine the best of what we both have and end up with an even better chassis than what we've got now in all facets of our business. So we're excited about that combination.

                We're just getting our people from both their chassis plant and our chassis plant starting to visit each other. You know, this still just now ((inaudible)) yesterday. So far it's just been us top guys

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                                                        MONACO COACH CORPORATION
                                                          Moderator: Kay Toolson
                                                           06-26-01/2:30 p.m. CT
                                                           Confirmation # 623536
                                                                         Page 18

                getting the loop on this. And we're not the ones that know the best how to integrate it. It's our management people now will start the work on that.

Jeff Kurowski:  Given the geographical distance, though, would that make sense to assemble Roadmaster and magnum chassis in Oregon and magnum and Roadmaster chassis in Indiana?

John Nepute:    It very well may. At this point, we are not planning to build any - initially any product probably this year in our Indiana facility. But we will next year - start building some Safari and Beaver brand products in this facility. So the way the chassis are assembled, that could easily be assembled at our Roadmaster plant here in Indiana for the Indiana operations. And they can certainly be assembled either in Harrisburg or Coburg for those operations there.

Jeff Kurowski:  Let me ask you about the (Harney) Coach brand. I believe in response to an earlier question you said that the portion of the one facility where (Harney) Coach units were assembled will become a fiberglass supply operations. So does that mean you have no plans to resuscitate the (Harney) Coach brand?

Kay Toolson:    That doesn't mean that absolutely we won't resuscitate that brand. But SMC had made a decision to discontinue that brand, as you know. We're evaluating it. But right now, our plans are to expand the (Harney) operation.

                Composite technology is part of it, which is - in addition to fiberglass, is countertops, shower stalls, and a variety of other things that we think make a lot of sense. We visited that facility yesterday, got a great workforce there. And they really want to work and really want their jobs. It's an area that has incredibly high unemployment. And there aren't a lot of opportunities there. So we're committed to keeping that opportunity there for the people in ((inaudible)) Hines area and expanding it.

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                                                        MONACO COACH CORPORATION
                                                          Moderator: Kay Toolson
                                                           06-26-01/2:30 p.m. CT
                                                           Confirmation # 623536
                                                                         Page 19

Jeff Kurowski:  Do you feel the (Harney) brand as it existed in the past would be redundant with some of your other - either Monaco or Holiday Rambler brand?

Kay Toolson:    We feel like it was redundant with the Safari brands to begin with. And so - yeah, probably so.

Jeff Kurowski:  Okay. All right. Very good. Thank you so much.

Operator:       And as a reminder, it's starn, 1, to ask a question. And we'll take our next question from Rick Fradin with William Blair.

Rick Fradin:    Thanks and congratulations on what looks like a great deal. Can you talk about what a target gross margin might look like for the Safari business generally and assuming a normal industry environment and reasonable economies of scale and production?

Marty Daley:    A target - well, I guess I'm not sure that our target for Safari or Beaver would be any different than it is for the overall
                Monaco-Holiday Rambler.

Rick Fradin:    Is that right?

Marty Daley:    Yeah.

Rick Fradin:    Okay, I guess I would think that these were the high-end side of the business.

Kay Toolson:    John and Marty, of course, at your investors conference tomorrow in Chicago, so they're - you can't get ahead of them.

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                                                        MONACO COACH CORPORATION
                                                          Moderator: Kay Toolson
                                                           06-26-01/2:30 p.m. CT
                                                           Confirmation # 623536
                                                                         Page 20

Rick Fradin:    Okay - maybe getting back to something similar to what somebody asked earlier. As you look at SMC 9-1/2 or 10% SG&A ratio, can you give us a sense or do you have the data yet on how much of that is just sort of corporate expenditures, as opposed to selling expense tied directly to the coaches?

Kay Toolson:    Marty's taking a look. I'm not sure he - we just actually flew in and sat down about instantaneously here.

John Nepute:    We almost didn't get here in time for this call.

Kay Toolson:    But...

Marty Daley:    Yeah, about 35% I'd say on that.

Rick Fradin:    About 35%.  Okay, thanks a lot.  See you guys tomorrow.

Kay Toolson:    Thanks, Rick.

Marty Daley:    Thanks, Rick.

Operator:       And at this time, there's no further questions. I'll turn it back over to Mr. Toolson for any further comments.

Kay Toolson:    Well, thank you very much, Veronica. And thank you all for participating in this call. We are obviously very excited about this acquisition. We think it's another step in continuing to grow our business going forward. And we certainly have full intentions of doing that. Thank you again for your investment in our company and your interest. END